UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Following the inside information published on November 15, 2021 and March 31, 2022, with registration numbers at the Spanish Exchange Commission (CNMV) 1165, 1169 and 1381, respectively, in relation with the voluntary takeover bid (the “Voluntary Takeover Bid”) for the entire share capital of Türkiye Garanti Bankası A.Ş. (“Garanti BBVA” or the “Company”) not already owned by BBVA, the Board of Directors of BBVA decided to increase the Voluntary Takeover Bid price offered in cash for each share1 of the Company from the initially announced price (12.20 Turkish Lira) to 15.00 Turkish Lira. The maximum aggregate amount of consideration payable by BBVA is 31,595 million Turkish Lira (equivalent to approximately 1,985 million Euros2) assuming all Garanti BBVA’s shareholders sell their shares.

As a result of the increase in the Voluntary Takeover Bid price and in accordance with the Turkish takeover bid regulations (Communiqué on Takeover Bids (Pay Alım Teklifi Tebliği) no. II-26.1), the acceptance period of the Voluntary Takeover Bid is extended for a period of 2 weeks (the last day of the acceptance period of the Voluntary Takeover Bid will be May 18, 20223).

In accordance with Turkish takeover bid regulations, the Voluntary Takeover Bid price cannot be amended during the two week period extension.

The financial impacts for BBVA of the Voluntary Takeover Bid will depend on the percentage of Garanti BBVA shareholders that decide to accept the bid and sell their shares. BBVA estimates a maximum impact of approximately minus 34 basis points in the Common Equity Tier 1 (fully loaded) ratio4, assuming all Garanti BBVA shareholders accept the offer.

Madrid, April 25, 2022

[1]	All references to “shares” or “share” in this announcement shall be deemed made to lots of 100 shares, which is the trading unit at Borsa Istanbul.
[2]	The applicable exchange rate is 15.91 Turkish Lira per Euro as of April 22, 2022.
[3]

This date takes into consideration the national holidays in Turkey from the 2nd to the 4th of May, but will need to be adjusted if the Government of Turkey sets as banking holidays also the 5th and the 6th of May as a consequence of the end of Ramadan festivities.

[4]

The determination of the impact on Common Equity Tier 1 was made taking into consideration the estimated group’s financial statements as of March 31, 2022, assuming an exchange rate of 15.91 Turkish Lira per Euro. The amount of the impact on Common Equity Tier 1 will vary from the date of this disclosure up to the date of closing of the Voluntary Takeover Bid due to, among other circumstances, changes in the book value of the Company and changes in the Euro/Turkish Lira exchange rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 25, 2022

	By:	/s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A